

July 22, 2014

Via E-mail
Jeffrey Smith
Chief Executive Officer
Starboard Value and Opportunity Master Fund Ltd.
830 Third Avenue, 3rd Floor
New York, NY 10022

> **Re: Quantum Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 18, 2014 by Starboard Value LP et al.**
> **File No. 001-13449**

Dear Mr. Smith:

We have reviewed your revised filing and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated July 2, 2014.

Reasons for the Solicitation

We are Concerned with the Company's Poor Performance, page 5

1.   Consistent with your response to prior comment 6, please revise to briefly describe the methods used to calculate EBITDA, EBIT and EBITDA margins.

Voting and Proxy Procedures

Votes Required for Approval, page 18

2.   We note your response to prior comment 2. Please make corresponding revisions in this section.

Proxy Card

3.   We note your response to prior comment 9. Please revise to provide clear instructions on how security holders may withhold all authority to cumulate their votes and include corresponding disclosure on page 18. Alternatively, please provide a detailed legal analysis, citing the authority upon which you rely under both state and federal law, supporting the proposition that you may obtain the authority to cumulate votes by proxy even if the security holder has done nothing to indicate that the security holder wishes to vote any shares cumulatively.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, the undersigned at (202) 551- 3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
Andrew Freedman
Olshan Frome Wolosky LLP